EXHIBIT 23.1.2


We consent to the references to Miller, Canfield, Paddock & Stone P.L.C. under the caption "Risk Factors - Judicial, Legislative or Regulatory Action That May Adversely Affect Your Investment - Future Voter
Initiatives, Referenda or Other State Legislative Action May Invalidate the Securitization Bonds or Their Underlying Assets " in the Prospectus.

/s/ Miller, Canfield, Paddock & Stone P.L.C.